ISSUER DIRECT CORPORATION
500 Perimeter Park Dr., Ste. D
Morrisville, North Carolina 27560

May 19, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Issuer Direct Corporation (the “Company”)

Registration Statement on Form S-3

File No. 333-217832

Dear Mr. Dobbie:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company requests acceleration for the above referenced Registration Statement for Wednesday, May 24, 2017 at 9:00 am Eastern Daylight Time or as soon as practicable thereafter.

Thank you in advance for your assistance and cooperation. Should you require any further information or have any questions, please feel free to call our counsel, Jeffrey M. Quick, at (720) 259-3393.

Very truly yours,

/s/ Brian R. Balbirnie
Brian R. Balbirnie
Chief Executive Officer

Enclosure

ISSUER DIRECT CORPORATION
500 Perimeter Park Dr., Ste. D
Morrisville, North Carolina 27560

May 19, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Issuer Direct Corporation (the “Company”)

Registration Statement on Form S-3

File No. 333-217832

Dear Mr. Dobbie:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company has requested acceleration for the above referenced Registration Statement for Wednesday, May 24, 2017 at 9:00 am Eastern Daylight Time or as soon as practicable thereafter. In conjunction with that request, the Company hereby acknowledges the following:

●
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●
The action of the Commission or the staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●
The Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you, in advance, for your assistance and cooperation. Should you require any further information or have any questions, please feel free to call our counsel, Jeffrey M. Quick, at (720) 259-3393.

Very truly yours,

/s/ Brian R. Balbirnie
Brian R. Balbirnie
Chief Executive Officer